ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 2, 2019

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
US Vegan Climate ETF
Post-Effective Amendment No. 394 to Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-179562 and 811-22668

Dear Ms. O’Neal:

This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment and the registration of the US Vegan Climate ETF, a new series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Please also note that the Amendment has been revised to reflect that the Fund’s investment adviser will be Beyond Investing LLC, a wholly-owned subsidiary of Beyond Advisors IC, which was disclosed as the investment adviser in the Amendment. This change does not affect the Fund’s sub-adviser or portfolio managers.

PROSPECTUS

Comment 1.	Please provide a copy of the white paper regarding how the Index is constructed and calculated.

Response:	The requested information was sent to the Staff by email on August 2, 2019.

Comment 2.
Please confirm whether backtested performance data will be included in the Fund’s registration statement or utilized on the website of the Fund, the Adviser, the Sub-Adviser, the Index Provider, or the Calculation Agent. If so, the Staff may have additional comments.

Response:
The Adviser has confirmed to the Trust that backtested performance data will not be included in the Prospectus or available on the website of the Fund, the Adviser, the Sub-Adviser, the Index Provider, or the Calculation Agent.

Comment 3.	With respect to the Principal Investment Strategy, please further describe the meaning of “‘de minimis’ proportion” when determining which companies are excluded from the Index in Item 2 or in Item 9.

Response:
The relevant portion of the above-referenced section has been revised to read as follows: “…companies are excluded from the Index if they derive more than a de minimis proportion of their total revenue (generally less than 2%) from products and services directly related to one or more of the following areas of concern (the “Prohibited Activities”) ….”

Comment 4.
With respect to the Principal Investment Strategy, please clarify what is meant by “unless the applicable company undertakes positive initiatives that effectively address those impacts” in connection with the third bulleted type of Prohibited Activity under Planet.

Response:	The third bulleted type of Prohibited Activity under Planet has been revised to read as follows:

• Other activities having a significant negative environmental impact (e.g., high carbon intensity activities, high climate change impact, habitat destruction), unless the applicable company undertakes positive initiatives that effectively mitigate those impacts (e.g., having publicly announced and undertaken policies upon which the company provides regular reporting that enables the public to measure the degree to which the environmental impact has been reduced).

Comment 5.	Please disclose the number of index components or range of components in the Principal Investment Strategy.

Response:	The following disclosure has been added to the above-referenced section: “As of July 31, 2019, there were 277 companies in the Index.”

Comment 6.
With respect to the Principal Investment Strategy, please clarify the phrase “disproportionately high portion of such service provider’s total revenue” when determining whether to exclude a financial firm, accounting firm, or business service provider because of the services they provide to an excluded company due to a Prohibited Activity.

Response:	The relevant portion of the above-referenced sentence has been revised to read as follows:

Additionally, financial firms, accounting firms, and business service providers that provide services to companies excluded from the Index due to participation in Prohibited Activities are excluded from the Index if a disproportionately high portion of such service provider’s total revenue or business activities (as compared to the portion of revenue or business activities of other service providers) is from such excluded companies or if such service provider’s services are specifically targeted at companies involved in Prohibited Activities. (revision underscored)

Comment 7.	The Index is reconstituted the first Wednesday of each June and December. Please disclose if the Fund will rebalance on the same schedule.

Response:
As disclosed in the Amendment, the Fund’s investment objective is to track the performance, before fees and expenses, of the Index, and the Fund has a policy of investing all, or substantially all, of its assets in the component securities that make up the Index. The Sub-Adviser determines when to buy or sell securities in seeking to achieve the Fund’s investment objective and in keeping with the Fund’s policies. While the Fund is expected to generally rebalance alongside the Index, such determination is within the discretion of the Sub-Adviser. Because the Fund does not have a formal rebalance date, the Fund respectfully declines to add the requested disclosure.

Comment 8.	Confirm supplementally that the Adviser’s exemptive relief order permits the use of a representative sampling strategy.

Response:	The Trust so confirms.

Comment 9.	With respect to the Principal Risks, please add Concentration Risk.

Response:	The following risk disclosure has been added to Item 4 and Item 9:

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Fund more than the market as a whole to the extent that the Fund’s investments are concentrated in the securities of companies in a particular industry or group of industries.

Comment 10.	With respect to the Principal Risks, please add New Adviser Risk.

Response:
The Trust notes that, although the Adviser is new to managing registered investment companies, the Fund’s sub-adviser is responsible for the day-to-day management of the Fund’s portfolio and is not new to managing registered investment companies. Because the sub-adviser is responsible for the day-to-day management of the Fund’s portfolio, the Trust does not believe that the adviser’s recent entrance into the registered investment company space creates any principal risks for investing in the Fund. Consequently, the Trust respectfully declines to add the suggested risk disclosure.

Comment 11.	Please specify the period of the Semi-Annual or Annual Report that will include the basis for the Board’s approval of the Fund’s Investment Advisory or Sub-Advisory Agreement.

Response:	The requested change has been made.

*	*	*

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary

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